1040 Spring Street Silver Spring, MD 20910 tel 301.608.9292 fax 301.608.9291

May 3, 2017

SUBMITTED VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:                        United Therapeutics Corporation

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 22, 2017

File Number:  000-26301

Dear Mr. Rosenberg:

This letter provides the responses of United Therapeutics Corporation (the “Company”) to the comments contained in the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated April 25, 2017, in connection with the Company’s Annual Report on Form 10-K (the “10-K”) filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2017.  The Company has set forth below the Staff’s comments in bold, followed by the Company’s responses.

Business

Patents and Other Proprietary Rights, Strategic Licenses and Market Exclusivity, page 13

1.            We refer to your disclosures on page 9 and elsewhere concerning the 2017 and 2018 target FDA approval dates for RemoSynch and RemUnity. We further note your CEO’s statements on the February 22, 2017 Q4 Earnings Call indicating that your second generation Remodulin systems call for a doubling of Remodulin sales from the current $0.5 billion range to the $1.0 billion range. Accordingly, please file the Medtronic and DEKA agreements as Exhibits pursuant to Item 601(b)(10) of Regulation S-K or provide an analysis explaining why these agreements are not material to your business. Additionally, please confirm that you will revise future Form 10-K filings, as applicable, to discuss the term and termination provisions of these agreements.

Our 10-K includes the following disclosure on page 18, under the heading, “Medtronic Agreement”, relating to our agreement with Medtronic (the “Medtronic Agreement”):

“We are collaborating with Medtronic under an exclusive agreement to develop and commercialize Medtronic’s proprietary intravascular infusion catheter for use with Medtronic’s

SynchroMed II implantable infusion pump and related infusion system components (together referred to as the Implantable System for Remodulin, or RemoSynch) to deliver Remodulin for the treatment of PAH in the United States, United Kingdom, Canada, France, Germany, Italy and Japan. Under our agreement, we have been working together at our expense to develop RemoSynch, conduct a clinical trial (which was completed in 2013) and obtain regulatory approval. If this development program is successful, our agreement provides that, upon commercialization, we will purchase infusion pumps and supplies from Medtronic and will also pay a ten percent royalty to Medtronic based on net product sales of Remodulin for use in the Implantable System for Remodulin within the exclusive territories, subject to certain adjustments specified in the agreement. The Implantable System for Remodulin will be exclusive to Remodulin so long as we purchase a minimum percentage of our annual requirement for implantable pump systems from Medtronic. We will be solely responsible for all marketing and promotion of RemoSynch for the treatment of PAH in the exclusive territories.”

In addition, on page 18 of the 10-K, we disclose the following under the caption “DEKA Agreement”, relating to our agreement with DEKA (the “DEKA Agreement”):

“In December 2014, we entered into an exclusive agreement with DEKA to develop a pre-filled, semi-disposable pump system for subcutaneous delivery of Remodulin. Under the terms of the agreement, we are funding the development costs related to the semi-disposable pump system and will pay product fees and a single-digit royalty to DEKA based on commercial sales of the system and the Remodulin sold for use with the system. Our goal is to be in a position to receive FDA approval for this delivery system by the end of 2018.”

We do not believe that agreements such as the Medtronic Agreement and DEKA Agreement constitute “material contracts” as defined under Item 601(b)(10). As provided under Item 601(b)(10) of Regulation S-K, if an agreement “is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed,” unless it fits within certain categories that are not applicable here. It is very common in the biotechnology, medical device and pharmaceutical industries for companies to collaborate with one another on the development and commercialization of new products, and indeed that is true in the case of the Company’s business. In addition, we believe that any particular features of the Medtronic Agreement and the DEKA Agreement that may be material to an understanding of the Company and its business are already disclosed in the Form 10-K. Although we have expressed optimism as to the potential revenue opportunity stemming from these two programs, we do not believe this means that the relevant agreements are currently material. Revenues resulting from these programs may never materialize, or may ultimately be immaterial, due to any number of potential factors, including regulatory and technical research and development challenges. That said, we will continue to monitor these two programs, along with all of our development programs, and evaluate whether the relevant agreements have become material. In addition, the Company’s future Form 10-K filings will discuss the term and termination provisions of these agreements, as requested by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 55

2.            You indicate that the 2016 decrease in net sales of Tyvaso by approximately $65 million or 14% as compared to the prior year was due to a “decrease in the number of patients being treated with Tyvaso.” Please tell us the reason for the decrease in the number of patients and where you have disclosed the effect of this known trend, event or uncertainty on future results of operations and financial position. Refer to Item 303(a)(1), (2) and (3) of Regulation S-K and 501.02 of the Codification of Financial Reporting Policies.

Just below the above-quoted text, at the bottom of the same paragraph, our 10-K includes the following disclosure:

“We believe the decrease in Tyvaso sales resulted from the availability of oral prostacyclin-class therapies, and increased propensity to treat patients with multiple oral therapies earlier in their disease progression, which can delay the need to prescribe inhaled therapies.”

As such, we have already explained what we believe the reasoning is for the decrease in the number of Tyvaso patients. If this trend continues, then the number of Tyvaso patients could continue to decline. Conversely, if the patients’ disease progresses despite taking oral therapies, we may see the number of Tyvaso patients begin to increase again. Additional disclosures in the Form 10-K further underscore this effect, as noted below:

•                 PART I, Item 1. Business — Competition (page 20): “The use of available oral therapies could delay many patients’ need for inhaled or infused prostacyclin therapy. As a result, the availability of oral therapies affects demand for our inhaled and infused products. …. Given the progressive nature of PAH, we believe many patients will initiate Orenitram or another one of our PAH therapies after their disease progresses on Uptravi.”

•                 PART I, Item 1A. Risk Factors (Page 36): “In addition, alternative approaches to treating chronic diseases, such as gene therapy, cell therapy or transplantation technologies, may make our products obsolete or noncompetitive. Patients and doctors may discontinue use of our products if they perceive competing products as safer, more effective, less invasive, more convenient and/or less expensive than ours. Alternatively, doctors may reduce the prescribed doses of our products if they prescribe them in combination with competing products. In addition, many competing therapies are less invasive or more convenient than Tyvaso and Remodulin, and the use of these products may delay or prevent initiation of Tyvaso or Remodulin therapy. Any of these circumstances could negatively impact our operating results.”

If this trend continues, in future filings, we will also discuss these effects in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Notes to Consolidated Financial Statements

3. Recently Issued Accounting Standards, page F-16

3.            You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements. Please provide us proposed revised disclosures to be included in your future filings to address the matters in the rest of this comment. Provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

In response to the Staff’s comment, we intend to include in future filings the following draft disclosures relating to ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as outlined in the guidance in SAB Topic 11M. The draft disclosure below is subject to change and will be updated, as necessary, for the actual results of our implementation efforts in the second quarter of 2017.

“In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), and subsequent clarifying guidance (the “new standard”). This guidance eliminates transaction-specific and industry-specific revenue recognition guidance under current GAAP and replaces it with a principle-based approach for determining revenue recognition. This guidance requires that companies recognize revenue based on the value of transferred goods or services as they occur in accordance with the contract. In addition, disclosure is required about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new standard is required to be applied either retrospectively to each prior reporting period presented (“full retrospective approach”) or retrospectively with the cumulative effect of initial application recognized at the date of initial application (“modified retrospective approach”). The new standard is effective for reporting periods beginning after December 15, 2017.

During the first half of 2017, we completed the review of our revenue contract portfolio. Based upon our review, we do not believe adopting the new standard will have a material impact on the timing or measurement of our revenue.

We are in the process of updating our revenue accounting policy and implementing changes to our business processes and controls in response to the new standard. During the second half of 2017, we will finalize our revenue related documentation. Based on our evaluation, we will adopt the requirements of the new standard in the first quarter of 2018 and anticipate using the modified retrospective method.”

* * *

If you have any questions, please do not hesitate to contact John Hess, Senior Vice President and Associate General Counsel, at (202) 483-7000, or the undersigned at (301) 608-9292.

Sincerely,

/S/ JAMES EDGEMOND

James Edgemond
Chief Financial Officer and Treasurer
United Therapeutics Corporation